Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated December 1, 2008

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The transcript attached as Exhibit A was aired on the Voice of America on November 25, 2008.

                These articles were not prepared by or reviewed by LendingClub Corporation (the "Company") prior to their publication. The publishers of these articles are not affiliated with the Company. The Company made no payment and gave no consideration to these publishers in connection with the publication of these articles or any other articles published by these publishers concerning the Company. Statements in these articles that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company's public filings with the SEC represent the authors' or others' opinions, and are not endorsed or adopted by the Company.

                You should consider statements in these articles only after carefully evaluating all of the information in the Company's prospectus dated October 13, 2008, which the Company filed with the SEC on October 14, 2008 together with the Company's most recently filed prospectus supplement. In particular, you should carefully read the risk factors described in the prospectus.

Forward-Looking Statements

                Some of the statements that these articles attribute to Mr. Laplanche are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the impact of the Company's new structure on its financial condition and results of operations; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

Peer-to-Peer Lenders Ride Out Financial Storm

By Mike O'Sullivan

Los Angeles

25 November 2008

The global financial crisis has hurt the banking business, but one part of the financial industry is doing well in the downturn. It is called peer-to-peer lending. And as Mike O'Sullivan reports, Internet-based forums like Prosper and Lending Club are using technology to get banking back to basics.

Here's how peer-to-peer lending works. One person has money to invest and another needs a loan. The two connect on the Internet through sites such as Prosper, Loanio, Virgin Money USA or Lending Club.

California video game producer Jada Brazil wanted to consolidate her debts after she moved to Los Angeles. She went to the Internet site LendingClub.com.

"And someone gave me money, some average 'Joe' just like me gave me money," said Jada Brazil. "And I was just like, 'Wow, so quick.'"

Lending Club has originated $20 million in loans in the 18 months since it started. It lends only to people with high credit scores, which allows it to maintain a low default rate. Borrowers typically pay interest rates of 10 to 12 percent, with the rate ranging higher or lower according to their income, level of debt and credit history.

Prosper.com, founded in 2006, says it has originated $178 million in loans. It operates as an auction, with the interest rate determined by online bidding. VirginMoneyUS.com says it has brokered loans of more than $300 million. A part of Richard Branson's Virgin Group, it handles the paperwork to facilitate loans between friends and relatives.

Lending Club CEO and founder Renaud LaPlanche, a French-born lawyer and Internet entrepreneur, says the current financial crisis is good for sites like his.

"The current economic slowdown is obviously unfortunate," said Renaud LaPlanche. "But for Lending Club, it has been a good thing."

Borrowers get loans to fix their cars, pay for college tuition or start a business. LaPlanche says there are all kinds of borrowers, but they often are young professionals who live in big cities and are just getting established. They can apply for loans from $1,000 to $25,000.

Lenders and borrowers are anonymous. But lenders learn something about the people they loan money to because borrowers list their profiles on the group's website. LaPlanche says these social lending sites are getting back to basics by connecting individuals and bypassing banks.

"I think the banks became useful at some point for concentrating capital," he said. "But now with the Internet and with all the online tools that we have at our disposal, the banks become less and less useful because people have means of communication directly with other people."

Borrower Jada Brazil is 28-years-old. And like most people her age, she does much of her commerce and social networking on the Internet, though sites like Craigslist.

"I found that working with larger corporations, it's very distant and cold and very unforgiving," she said. "So if I need to buy furniture, I do browse Craigslist. If I need to get a loan, I use Lending Club."

Two of the leading online lending sites are expanding their offerings. Lending Club now lets lenders resell loans, or parts of loans, to other investors. Prosper has applied to U.S. regulators to make a similar offering, and has suspended much of its activity while it makes the change.

Jim Bruene, founder and editor of Online Banking Report, sees peer-to-peer lending as a niche in the banking market - one that is useful for some lenders and borrowers.

But he says that peer-to-peer lenders are not immune to the financial downturn.

"The same thing is going on at peer-to-peer lenders as is going on at the banks," said Jim Bruene. "The people that are making the loans are also getting more conservative, so there's maybe more demand from the borrower. But there's a higher hurdle rate [interest rate] for the lender, so it's all equaling out to the same amount of volume as last year."

One peer-to-peer site, British-based Zopa, closed its U.S. branch last month, citing extremely difficult credit conditions.

Most peer-to-peer lenders have country-specific programs, operating in the United States, Britain, Japan or other nations. Some online sites, such as micro-lender Kiva, have an international focus and connect aspiring entrepreneurs in the developing world with lenders in developed nations. Kiva makes loans as small as $25 to help people who are living in extreme poverty to start a business.